

INVEST IN **MOM JUICE**

Creating Products Focused on Shifting Wine Culture & Building Community

LEAD INVESTOR

Eliza Diop   Ellie Diop - Entrepreneur, Investor & Mommy

As a mother of 4 myself, supporting a brand that celebrates mothers is an honor. Not only that, but supporting this campaign and encouraging other moms to do is the same is the way that we can collectively help to build more successful women-owned businesses and overall - wealthier families & communities. This campaign presents an opportunity to invest in a business that is sure to explode and give more women the opportunity to build their own investment portfolios. It's a true win-win! I look forward supporting this brand that is disrupting the spirits industry and changing the face of it for all of us.

Invested $5,000 this round

momjuicewine.com   Denver CO

Notable Investors

 **Ellie Diop**

As a mother of 4 myself, supporting a brand that celebrates mothers is an honor. Not only that, but supporting this campaign and encouraging other moms to do is the same is the...

Highlights

(1) In Q1, we achieved 85% of our 2022 revenue goal and are on track to hit a projected $1.3M this year.

(2) We are now present in 230+ stores in CO and NC.

(3) Featured in FORBES, the Today Show and Bravo's Real Housewives of Potomac.

(4) Officially trademarked Mom Juice, after seeing explosive growth, mid 2022.

(5) Large retailers want us: Target, Albertsons, & Harris Teeter | Markets: CA, CO, and the Southeast

(6) Constant sellouts of Rosé, Pinot Grigio, and Cabernet Sauvignon = 4x production of our volume

(7) We are in the beginning stages of negotiating a brand ambassador deal w/ a BIPOC Female influencer.

Our Team



Kristin Taylor CEO

She is known for successfully launching brands: The Guilty Grape and DISH Network's OnTech. Branding and operations are a part of Kristin's core ethos. Formerly at DISH Network, SlingTV and executing activations with Titos, Jack Daniels, and IKEA.



Macie Mincey COO

Spent 8+ yrs consulting businesses within Wells Fargo before becoming an entrepreneur & completing a successful tech acquisition. Since, she has invested over $1M in companies owned by women & POC. This mom of four is determined to see MomJuice win.



Brian Kosi Director of Winemaking

Brian has made wine for some of the most respected brands in the industry; Kendal Jackson, Opus One, Freemark Abbey. His most recent success was being the Head Winemaker for Acquired Brand Empathy Wines reported at $1.2B.



Alex Butti COO (Post-Funding Hire)

Former COO at Drink Bev, Recently acquired by Gallo



Larina Chen-Mehta Head of Public Relations & Partnerships

Larina has 15 years+ experience and has worked with remarkable brands and companies such as; Hakkasan Group, Le Bilboquet, Blo Blow Dry Bar, Four Seasons Hotels, Richard Sandoval Hospitality, SoulCycle, and W Hotels

Shifting Wine Culture

















Shifting Wine Culture

KT WINERY
MomJuice™
Kristin Taylor
Kristinektwinery.com
Macie Mincey
Macieektwinery.com
www.momjuicewine.com

THE PROBLEM
#1
Younger customers are looking for something different
#2
Millennial's and GenZ consumers are looking for ingredients transparency
#3
Moms are the Market Gap
New York Times Article
Forbes Article
YouGov
WineBusiness

MEET MOM JUICE
Here's to an epic mom life!







Customers love to see real women who look like them in the brand

We lean into our simple ingredients and put them right on the back label

Mothers control 85% of household purchases and have a U.S. spending power of $2.4 trillion.

Wine made by us in Napa, CA
Free of the top 10 allergens

CERTIFIED VEGAN · VEGAN.ORG · GLUTEN FREE · USBC



Mom Juice
Traditional Bottles

Core Varieties

Pinot Grigio, Red Blend, Cabernet Sauvignon and Rosé

SRP: $19.99 – $24.99
Avg. Wholesale Margin: 39%
Avg. DTC Margin: 51%



Pour Decisions
Card Game

Mom Juice branded

SRP: $22.99
Avg. Wholesale Margin: 41%
Avg. DTC Margin: 67%





PATENTED

Mom Juice
Single Serves + Shareables

Core Varieties

Rosé, Chardonnay, Sauvignon Blanc

SRP: $25.99 | 4 Pack
Avg. Wholesale Margin: 41%
Avg. DTC Margin: 67%

Our Target Audience

GLOBAL ALCOHOL MARKET
$1.6 BILLION
CAGR 6.8

BUYING POWER OF MILLENNIAL MOMS
$2.4 TRILLION
Mothers control 85% of household purchases and have a U.S. spending power of $2.4 trillion.

ready to drink
$1.6 BILLION IN REV WITH A 42% INCREASE
The fastest growing category last year.

Premium single-serve wines accounted for 37% of sales in the US market
up 27% over the year prior.



Market Watch Article
Forbes Article

GROWTH
$20K
202
$96K
5x rev
202
2
$1.3M
2023
Retail Placements
Albertsons
• Launched in Q4 2021
• One Varietal
• DTC Only to Determine Top Markets
We **5x** our 2021 Revenue and gained 108 stores
We are looking to **10x** our 2022 Revenue and establish 1500+ stores due to groundwork in 2022

Forward-looking projections are not guaranteed.

HOW WE STACK UP
MOM JUICE
AVALINE
BLACK GIRL MAGIC RIESLING

Women Owned	✓	✓	✓	✓
BIPOC Owned	✓			✓
Allergen Free (Gluten and Veg)	✓	✓		
Ingredients on the bottle	✓			
Low to No Sugar	✓	✓	✓	
Made for Moms	✓			





PARTNERS

JamesBeard Foundation

district motherhued.

GOOD MOMS BAD CHOICES PODCAST

AS SEEN IN

Forbes

Bravo

TODAY

NEWS BREAK

Forbes

MEMBERSHIPS

AAAV Association of African American Vintners

Women of the Vine & Spirits

TODAY
Food and delivery gifts for daughters for Mother's Day

OUR TEAM

Kristin Taylor, CEO

Bringing to the Table: Brand and Marketing experience, Previous Bev experience, Creative passion and Team Leadership

dish sling ID Intelligent Demand

Macie Mincey, CSO

Bringing to the Table: Previous tech exit, sales experience and team leadership

MAZE RingCentral WELLS FARGO

Brian Kosi, Dir. of Winemaking

Bringing to the Table: Empathy Wines $1.2B Acquisition and 22+ Years of Experience

EMPATHY wines KENDALL-JACKSON OPUS ONE

Larina Chen Mehta, Head of PR

Bringing to the Table: Hospitality and Startup brand storytelling + media relationships

LUCKY STRIKE PARTAKE bread &Butter

OUR FUNDRAISING ROUND

SEED ROUND

RAISING $2M
SAFE NOTE

$8M PRE-MONEY| $10M POST-MONEY VALUATION

USE OF FUNDS

Launch in retailers: Albertsons and Target
Patent and Launch Single Serve Packaging
Sales and Marketing Team

Key Influencer Partnership: Kristy Sarah (in talks)
Scale marketing and sales efforts in Current Market
Data Collection & Analytics Efforts

PRODUCT 40% | SALES & MARKETING 35% | OTHER FUNDS 25% | RAISED TD $545k